UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Amendment No. 4

Under the Securities Exchange Act of 1934

NIC Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

62914B 10 0
(CUSIP Number)

Jeffery S. Fraser
c/o National Information Consortium Voting Trust
10540 South Ridgeview Road
Olathe, KS 66061
(307) 734-7140
(Name, Address and Telephone number of Person
Authorized to Receive Notices and Communications)

January 5, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13f-1(f) or 240.13d-1(g), check the following box:  [   ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                                                         CUSIP NO. 62914B 10 0

1.      Name of Reporting Person:  National Information Consortium Voting Trust

         SS or IRS Identification No. of Above Person:                          IRS No.  48-6357369

2.      Check the Appropriate Box if a Member of a Group:                (a)
                                                                                                         (b)  X - Joint Filing

3.      SEC Use Only

4.      Source of Funds                                                                       N/A

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  N/A

6.      Citizenship or Place of Organization:                                          Delaware

Number of Shares Beneficially Owned by each Reporting Persons with

7.	Sole Voting Power	-0-
8.	Shared Voting Power	21,450,805
9.	Sole Dispositive Power	-0-
10.	Shared Dispositive Power	21,450,805

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:                       21,450,805

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares:                  N/A

13.    Percent of Class Represented by Amount in Row (11):                                        35.53%

14.    Type of Reporting Person:                                                                                   00

                                                                                                         CUSIP NO. 62914B 10 0

1.      Name of Reporting Person:                                                       Jeffery S. Fraser
         SS or IRS Identification No. of Above Person:                          IRS No. _____________

2.      Check the Appropriate Box if a Member of a Group:                (a)
                                                                                                         (b)  X - Joint Filing

3.      SEC Use Only

4.      Source of Funds                                                              PF

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  N/A

6.      Citizenship or Place of Organization:                                          USA

Number of Shares Beneficially Owned by each Reporting Persons with

7.	Sole Voting Power	301,931
8.	Shared Voting Power	21,450,805
9.	Sole Dispositive Power	301,931
10.	Shared Dispositive Power	21,450,805

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:                 21,752,736

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares:            N/A

13.    Percent of Class Represented by Amount in Row (11):                                   36.03%

14.    Type of Reporting Person:                                                                             IN

                                                                                                         CUSIP NO. 62914B 10 0

1.      Name of Reporting Person:                                                       Ross C. Hartley
         SS or IRS Identification No. of Above Person:                          IRS No. _____________

2.      Check the Appropriate Box if a Member of a Group:                (a)
                                                                                                         (b)  X - Joint Filing

3.      SEC Use Only

4.      Source of Funds                                                              PF

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  N/A

6.      Citizenship or Place of Organization:                                          USA

Number of Shares Beneficially Owned by each Reporting Persons with

7.	Sole Voting Power	623,469
8.	Shared Voting Power	21,450,805
9.	Sole Dispositive Power	623,469
10.	Shared Dispositive Power	21,450,805

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:                 22,074,274

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares:            N/A

13.    Percent of Class Represented by Amount in Row (11):                                   36.57%

14.    Type of Reporting Person:                                                                             IN

Item 1.       Security and Issuer:                                           Common Stock, no par value

                                                                                          NIC Inc.

                  Address:                                                           10540 South Ridgeview Road
                                                                                          Olathe, KS 66061

Item 2.       Identity and Background:                                  National Information Consortium Voting
                                                                                          Trust
                                                                                          Jeffery S. Fraser
                                                                                          Ross C. Hartley

                  Addresses:                                                       National Information Consortium Voting
                                                                                          Trust
                                                                                          10540 South Ridgeview Road
                                                                                          Olathe, KS 66061

                                                                                          Jeffery S. Fraser
                                                                                          c/o National Information Consortium
                                                                                          Voting Trust
                                                                                          10540 South Ridgeview Road
                                                                                          Olathe, KS 66061

                                                                                          Ross C. Hartley
                                                                                          c/o National Information Consortium
                                                                                          Voting Trust
                                                                                          10540 South Ridgeview Road
                                                                                          Olathe, KS 66061

                  Citizenship:                                                      See Item 6 of Cover Pages

                  Occupations:                                                    Mr. Fraser is Chairman and Chief
                                                                                          Executive Officer of NIC Inc.

                                                                                          Mr. Hartley is a retired businessman and
                                                                                          a director of NIC Inc.

Item 3.       Source and Amount of Funds or Other Consideration:
                  N/A

Item 4.       Purpose of Transaction:

         On January 5, 2006, the National Information Consortium Voting Trust ("Voting Trust") sold 2,000,000 shares of NIC Inc. common stock in the public market pursuant to a Registration Statement on Form S-3, dated November 4, 2005.  The purpose of the sale was to provide liquidity to the members of the Voting Trust.

Item 5.       Interest in Securities of the Issuer:                                           See Item 11 of Cover Pages

         Number of Shares as to which such person has:
         (i)      Sole power to vote or to direct the vote:                                 See Item 7 of Cover Pages
         (ii)     Shared power to vote or direct the vote:                                 See Item 8 of Cover Pages
         (iii)    Sole power to dispose or to direct the disposition of:               See Item 9 of Cover Pages
         (iv)    Shared power to dispose or to direct the disposition of:          See Item 10 of Cover Pages

         Neither Mr. Fraser nor Mr. Hartley have made any transactions within the past 60 days or since the most recent filing of a Schedule 13D.

         No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

         None.

Item 7.       Material to be Filed as Exhibits:

         None.

                                                                                    NATIONAL INFORMATION
                                                                                    CONSORTIUM VOTING TRUST

            Dated:  January 6, 2006                                    By:       /s/ JEFFERY S. FRASER
                                                                                          Jeffery S. Fraser, Trustee

            Dated:  January 6, 2006                                    By:       /s/ JEFFERY S. FRASER
                                                                                          Jeffery S. Fraser

            Dated:  January 9, 2006                                    By:       /s/ ROSS C. HARTLEY
                                                                                          Ross C. Hartley

EXHIBIT 1
to
AMENDMENT NO. 4 TO
SCHEDULE 13D

JOINT FILING STATEMENT
PURSUANT TO RULE 13d-1(k)(1)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is accurate.

                                                                                    NATIONAL INFORMATION
                                                                                    CONSORTIUM VOTING TRUST

            Dated:  January 6, 2006                                    By:       /s/ JEFFERY S. FRASER
                                                                                          Jeffery S. Fraser, Trustee

            Dated:  January 6, 2006                                    By:       /s/ JEFFERY S. FRASER
                                                                                          Jeffery S. Fraser

            Dated:  January 9, 2006                                    By:       /s/ ROSS C. HARTLEY
                                                                                          Ross C. Hartley